

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 4, 2010

Mr. Gao Ren
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County, Heilongjiang Province
People's Republic of China

> **Re:** **China Linen Textile Industry, Ltd.**
> **Form 20-F/A for the year ended December 31, 2008**
> **Filed April 14, 2010**
> **File No. 0-51625**

Dear Mr. Gao Ren:

We have reviewed your response letters dated April 14, 2010 and April 26, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A filed April 14, 2010

General

1.   We note that you have included financial statements for the year ended December 31, 2007 for both China Linen Textile Industry, Ltd. and Lanxi Sunrise. If you wish to continue to provide audited financial statements for Lanxi Sunrise for the year ended December 31, 2007, explain to us in detail why it is appropriate to include these financial statements in your filing under US GAAP and our rules and regulations. Otherwise, you should only present audited financial statements for Lanxi Sunrise for the years ended December 31, 2006 and 2005.

Consolidated Financial Statements of China Linen Textile Industry, Ltd.

Consolidated Balance Sheets, page 45

2.   We note that the subtotals for Total Stockholders' Equity and for Total Liabilities
        and Stockholders' Equity for 2007 do not appear to be computed properly. Please
        revise or advise.

Consolidated Statements of Changes in Shareholders' Equity, page 47

3.   It does not appear that you have shown the changes in each class of common
        shares for each period for which an income statement is required to be filed as
        required by Item 5-02.30 of Regulation S-X. Refer to comment 13 of our letter
        dated September 1, 2009, and your response to that comment dated January 28,
        2010.   Please revise.

4.   We note your response to comment three of our letter dated March 25, 2010 and
        the presentation of the recapitalization within your Statements of Changes in
        Shareholders' Equity. As your response to comment five of our letter dated
        March 25, 2010 does not address our prior comment three, we reissue our prior
        comment three. Please explain to us how your current presentation of the
        recapitalization is supported by US GAAP, including citing the applicable
        accounting literature and explaining why your current presentation represents the
        substance of the reverse merger, or revise your Statements of Changes in
        Shareholders' Equity and presentation of earnings per share as requested in our
        prior comments.

5.   We note your response to comment four of our letter dated March 25, 2010. As
        your response to comment five of our letter dated March 25, 2010 does not
        address our prior comment four, we reissue our prior comment four. Please
        provide us with a Statement of Shareholders' Equity for Bright prior to the
        reverse merger for the year ended December 31, 2007 and the interim period from
        January 1, 2008 through July 8, 2008.

Note 20. Earnings Per Share, page 67

6.   We note that you have used 20,100,003 as the weighted average number of share
        outstanding in your calculation of earnings per share for the year ended December
        31, 2007 and 2008. As these shares were not outstanding for the entire year, this
        does not appear to be appropriate. Please refer to ASC 260-10. Also refer to
        comment four above in this letter.

                                        *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief